FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2010

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on November 17, 2010 after the announcement of Registrant's results for the quarter ending September 30, 2010.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 22, 2010	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

CONFERENCE CALL SCRIPT - Gilat Satellite Networks
November 2010

Tom Watts
Good morning and good afternoon. Thank you for joining us today for Gilat’s third quarter 2010 results conference call.

A recording of the call will be available beginning at approximately 12:00 PM ET, November 17, 2010 until November 19, 2010 at 12:00 PM ET. Our earnings press release and website provide details on accessing the archived call.

Investors are urged to read the forward-looking statements in our earnings release, which say that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements, including statements regarding future financial operating results involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise and we expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities & Exchange Commission.

That said, on the call this morning is Amiram Levinberg, Gilat’s Chairman of the Board and Chief Executive Officer and Ari Krashin, Chief Financial Officer.  Amiram please go ahead.

Amiram

Thank you, Tom.  Good day everyone.

I would like to begin today’s call with highlights of the quarter, which include updates of our announced agreement to acquire  Wavestream, a rundown of our third quarter results, followed by a more detailed review of our business during the quarter.  After the quarterly review, Ari will take you through the detailed financial results.  We will then open the call for questions.

In the third quarter, revenues increased to about $58.0M compared to $54.6M in the third quarter 2009. Our net income was about $36.2M, mostly as a result of one-time items which will be discussed later. On a Non-GAAP basis, operating income was about $1M compared to a loss of $0.2M in the comparable quarter of 2009.

Looking at the highlights of the third quarter, we enjoyed growth in revenues from the international markets which were partially offset by some decline in North America revenues.

We did receive orders from the Defense sector in the third quarter, most of which were by Raysat Antenna Systems which we acquired earlier this year. While these sales represent a small portion of our business right now, it is a positive sign and it is part of our growth strategy.

On the international front, we announced several new contracts in Latin America, Africa and Asia during the quarter – Telefónica International Wholesale Services in Brazil, Orange Business Solutions in Europe, Regis UK, Kenya Commercial Bank and a lottery network in Africa. Revenues in Latin America and in the EMEA grew this quarter compared to the comparable quarter in 2009, though this was partially offset by lower results in APAC.

Our operations in Colombia and in Peru are stable. We are also meeting the operational indicators in our Colombia operations and are receiving the contractual subsidy in a timely manner. As a reminder, the current contract with the Colombian government is until the end of this year. We extended the previous contract last year, however we do not know if we will be able to extend this contract further.

We recently signed an agreement to acquire Wavestream. The purchase price in the transaction is approximately $130 million and an earn-out of up to $7 million.

For those less familiar with Wavestream, it is a privately held company, with approximately 160 employees mostly located in San Dimas California. Wavestream designs, manufactures and sells high power solid state amplifiers, or SSPA’s and Block Up Converters, or BUC’s. Their family of Ka, Ku, X and C-band SSPAs and BUCs provide systems integrators with field-proven, high performance RF solutions. These are designed for military satellite communication or MILSATCOM systems worldwide, and are also used for commercial satellite communications, such as in the broadcast and maritime sectors.

Wavestream is profitable and growing in sales with 2010 revenues expected to be about $70M with an EBITDA margin of between 15% to 20%. The acquisition is expected to be accretive.

We believe that our acquisition of Wavestream opens opportunities for us in large and relatively untapped markets from Gilat’s perspective. As you may recall, part of our announced growth strategy is to enter the defense market, and specifically, to look for an entry to the US DOD market. This acquisition is a significant milestone in implementing this strategy. We expect to be able to leverage the relationships Wavestream has with both leading system integrators and end users, to provide them with Gilat’s products and solutions.

As is usually the case in transactions of this nature, the closing of the definitive agreement remains subject to customary regulatory and other approvals. The completion of the agreement is proceeding as planned and we expect to close by the end of the year.

Moving to the financial indicators summary slides, revenues for the third quarter of 2010 were $58 Million – an increase compared to the $54.6 million for the third quarter of 2009. We continued to increase our gross R&D expenses, which is in line with our plans for 2010. In parallel, we were able to improve our gross margin this quarter to 34.4% compared to 30.5% in the third quarter of 2009.

Ari will discuss the Q3 2010 results in more detail later in the call.

Getting into a little more detail on our business during the third quarter, I will begin with North America.

In Q3, Spacenet signed additional managed network service deals in North America. These typically involve both a satellite component and a terrestrial component, which is all managed by our Prysm Pro.  Our Prysm Pro has just been selected to receive a 2010 INTERNET TELEPHONY Excellence Award from TMC’s INTERNET TELEPHONY magazine.

We also saw activity in the Energy sector this past quarter. This segment, which we categorize as part of the industrial market, is a relatively high end service, and Spacenet has been increasing its presence there lately.

In August Spacenet was awarded federal grant funding from the Rural Utility Service under the American Recovery and Reinvestment Act.  The grant of up to $7.5M will allow us to provide broadband service to unserved rural markets in Alaska and Hawaii.  Spacenet will offer service to these regions with no down payment, including equipment and standard installation, and an entry-level monthly service fee of $50. This is made possible by the relatively high subsidy per subscriber of approximately $1500 awarded in this region.

Now turning to the International market.

During the quarter we announced several new projects and activities in Africa, Europe and Latin America, for a variety of applications.

We had a relatively strong quarter in Africa, compared to the third quarter of 2009.

We announced that Kenya Commercial Bank chose our technology to provide both prime and backup connectivity for branches in several African countries. Service to KCB will be provided by iWayAfrica, previously known as Afsat. This is the first project we have with iWayAfrica, which is one of the largest satellite service providers in Africa.

We saw growth in Europe in the third quarter, and made several announcements regarding business in the region. Orange Business Solutions, the enterprise communications arm of France Telecom, will deploy a new SkyEdge II cellular backhaul network in Niger, based on their teleport in France. The network in Niger will be deployed in multi-star topology which will enable Orange Business Services to manage the network from France while maintaining direct, single-hop connectivity between the SkyEdge II terminals installed in Niger.

The sourcing contract signed between the two companies also qualifies the SkyEdge II broadband satellite communications equipment for the global Orange brand entities, and covers a range of solutions such as IP/VPN, broadband access and cellular backhaul.

We hope that the sourcing contract will enable expansion of the network to Orange entities in other countries as well.

We also announced that Regis UK has chosen Gilat’s Prysm Pro for its managed network. The service is provided by Vodat, which is located in the UK. This is our first sale of the Prysm Pro outside of North America, which is a sign that there is a need for managed network services in other regions as well.

Business in Latin America, which is a major market for us, grew in the third quarter. In the period, we announced that Telefonica International Wholesale Service (TIWS) has chosen to deploy a SkyEdge II network. TIWS provides global telecommunication services for fixed and mobile carriers, ISPs and content providers including Telecomunicações de São Paulo (Telesp). The SkyEdge II network will enable TIWS to deliver satellite broadband services including corporate VPN and Internet connectivity throughout Brazil. We have been providing our technology to various entities of Telefonica for many years now, including to Telesp directly, Vivo and other Telefonica entities in Latin America.

That concludes our business overview. And now let’s review the financials.

Speaker:	Ari Krashin

Thank you Amiram. For the third quarter of 2010, Gilat revenues totaled $58 million, a 6.2% year-over-year increase from Q3 2009’s $54.6 million and a 12.0% quarter-over-quarter increase from Q2’s $51.8 million.  The revenue increase derived from both Latin America and EMEA. Q3 also marked the first quarter that the Raysat Antenna Systems acquisition contributed to our revenues and is incorporated within our financial results. In August we completed the acquisition of Raysat Bulgaria, and the relevant portion of their financial results for the quarter is incorporated within our results as well.

Gilat’s gross margin expanded to 34.4% in the quarter, up year-over-year from Q3 2009’s 30.5% and up quarter-over-quarter from Q2 2010’s 32.5%. Gross margins always vary quarter to quarter based on our mix between equipment and service revenues. This quarter, we benefitted from higher proportion of high-margin products in the equipment segment.

Our gross R&D increased this quarter to $5.4 million from $4.2 million in the third quarter of the previous year. About half of the increase is a result of the consolidation with Raysat Antennas Systems.  The rest of the increase is associated with our planned 2010 R&D growth.

SG&A in the quarter increased to $15.4 million from Q3, 2009’s $13.4 million.  The increase is attributed mainly to the consolidation of RaySat Antenna Systems, to the increase in our revenues this quarter and to our efforts to strengthening our market position in existing markets and new markets.

This quarter we incurred approximately $760,000 of expenses related to the acquisitions of RaySat Antennas Systems and to the definitive agreement to acquire Wavestream. In addition to the above, and following the acquisition of RaySat Antennas Systems, our annual Depreciation and Amortization expenses related to intangible assets will increase by approximately $350,000 per quarter and approximately $1.4M per year.

GAAP operating loss for the quarter was approximately $0.7 million compared to a loss of approximately $0.4 million in the comparable quarter of 2009. On a Non-GAAP basis, operating income was approximately $1 million dollars compared to a loss of $0.2 million in the comparable quarter of 2009.

Our GAAP net income for the quarter was approximately $36.2 million, which includes $37.3 million of other Income.  This income includes the settlement payment and the gain on the sale of Axolotl, both of which we announced during the course of the quarter. Diluted EPS in the quarter was $0.86, compared to 6 cents in the comparable quarter of 2009. On a Non-GAAP basis, net income was $0.6 million, or $0.01 (one cent) per share compared to a net income of $0.5 million or 0.01 (one cent) per share in the comparable quarter of 2009.

Gilat’s cash balances this quarter were affected by the completion of the acquisition of RaySat Antennas Systems and RaySat Bulgaria in a total amount of approximately $30 million and the repayment of long term debt of approximately $4.5 million. These payments were offset by the amounts collected by the company from the settlement agreement and Axolotl sale which was in total approximately $33 million.

$2.7 million of the settlement agreement was collected during October and the remainder of $8.2 million will be collected during the next 3 years.

Our financial position continues to be strong as our cash and cash equivalents and marketable securities amounted to $148.6 million at the end of the quarter with a low level of debt in the amount of $25.9 million. We plan that during the next quarter, a significant portion of our cash will be used for the completion of the acquisition of Wavestream.

Now I'd like to turn the call back to Amiram.

Amiram?

Thank you Ari.

Before I summarize the call I have a personal note I would like to share. As some of you may know, our industry suffered a great loss a few weeks ago when Dean Olmstead, President of Echostar Satellite services, passed away after a long and brave battle with cancer. Dean was a dear friend and colleague who contributed significantly to Echostar and the satellite communications field. He was one of the brightest people in our industry.  At Intelsat today, a memorial service will be held for Dean. Unfortunately, as I won't be able to participate in person, I would like to take this opportunity to say that I will truly miss him – both personally and professionally.

To summarize our call, we had a year over year increase in revenues this quarter and improved our financial indicators.

We are excited that we have signed a definitive agreement to acquire Wavestream Corporation.

Part of our growth strategy is to enter the Defense market, and specifically to look for an entry to the US DOD market. This acquisition is a significant milestone in implementing this strategy. Once closed, the acquisition will also extend our core technologies, the range of solutions we offer and our customer base.

Wavestream has been growing these last two years and it is profitable. The transaction is expected to be accretive.

That concludes our review. We would now like to open the floor for questions.

QUESTION AND ANSWER

Operator

(Operator instructions) James Breen, William Blair.

Louis DiPalma - William Blair - Analyst

This is actually Louis DiPalma on behalf of Jim Breen, thanks for taking my question. You guys showed a solid sequential uptick in revenue this quarter. Can you discuss the primary drivers behind the sales increase and comment on bookings?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

I think that, generally speaking, as we have said, we had a fairly good quarter in Africa, Latin America and Europe in the international market. We went a little bit down in APAC, so the combination of them, generally speaking, caused us to grow. And that was the dominant factor in growth.

In addition to that, we recognized some revenues from RaySat Antenna Systems this quarter, which was also a reason why this quarter is higher than the previous quarter and also the equivalent quarter in last year.

Louis DiPalma - William Blair - Analyst

And how much revenue did you recognize from the acquisition?

Ari Krashin - Gilat Satellite Networks Ltd. - CFO

It was approximately $3 million. And basically, even if you take that out, revenue is still increasing quarter over quarter. And obviously --

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Year-over-year also.

Ari Krashin - Gilat Satellite Networks Ltd. - CFO

Year-over-year and compared to the previous quarter as well. So it's about $3 million.

Louis DiPalma - William Blair - Analyst

Okay, and with the acquisition of Wavestream expected to close by the end of the year and previous commentary that Wavestream is expected to have approximately $70 million for 2010, do you still think that Wavestream's revenue will grow at approximately 15% in 2011?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

We didn't say the expectation of growth for Wavestream, but we would assume that Wavestream will continue to grow, probably double-digit growth, but I cannot provide you with an accurate number at this point.

Louis DiPalma - William Blair - Analyst

Okay, but is 15% the industry expectation for the solid state power amplifiers market?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

That I wouldn't know. I wouldn't comment on that. I just say that we expect Wavestream to continue to grow. We think that growth will still be double-digit growth, not as rapid as they used to have in the last two, three years, but still a significant growth, not further than that.

Louis DiPalma - William Blair - Analyst

And regarding Latin America, I believe you mentioned a specific contract in Colombia that you said you were able to renew for 2010, but you don't know whether you will be able to extend it for 2011. Could you quantify how much that is potentially worth?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Well, during this year this contract -- there is a long history of this contract, Louis, which I don't know if you are very much familiar with. But we had contracts with the government of Colombia for many years in the past. This year's contract will contribute to us about $12 million, and this was an extension from previous years. And the point was discussed that we might be able to extend his contract for another year or not, and this is still left open at this point in time.

Louis DiPalma - William Blair - Analyst

Great. Thanks for taking my questions, and nice quarter, guys.

Operator

Gunther Karger, Discovery Group.

Gunther Karger - Discovery Group - Analyst

The question is the financing on the Wavestream acquisition. I remember when we were at the conference call announcing that, there was some comment made that there may be potential financing to offset the cash cost of this. Is there any progress or any comment you wish to make on that? (technical difficulty)

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

There's lots of echo coming from the -- hello?

Ari Krashin - Gilat Satellite Networks Ltd. - CFO

Basically, as we said, we are -- obviously, we are enabled to proceed with the closing of Wavestream within our current cash balances. But obviously, we don't want to be left with the minimum cash balances. So we are pursuing different alternatives. There is nothing specific right now. There are a few alternatives for us. We still have a few weeks or so to determine exactly which route we are going to pick. Since August, no major update on that issue.

Operator

(Operator instructions) Rami Rosen, Harel Finance.

Rami Rosen - Harel Finance - Analyst

Just a question regarding Wavestream. Amiram, you said you expect it to be accretive during 2011. Is that a second half event?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

I think that Wavestream should be accretive practically quite immediately, you know, obviously, if you take out the cost of the acquisition itself, so it should be accretive quite immediately.

Ari Krashin - Gilat Satellite Networks Ltd. - CFO

Right, basically, it's going to be accretive as of the closing date. But since you have during the year some expenses related to the acquisition, it's not really as accretive. But once it's closed, we expect it to become accretive.

Operator

There are no further questions at this time. Before I ask Mr. Levinberg to go ahead with his closing statements, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-782-4291. In Israel, please call 03-92-55-927. Internationally, please call 972-3-92-55-927. Additionally, replay of this call will also be available on the Company's website at www.Gilat.com. Mr. Levinberg, would you like to make your concluding statement?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Yes. I would just like to thank you all for joining us for this quarter's call. Good day and goodbye.

Operator

Thank you. This concludes Gilat's third quarter 2010 results conference call. Thank you for your participation. You may go ahead and disconnect.